June 10, 2024

VIA EDGAR

Ms. Rebecca Marquigny
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:    American Century ETF Trust (the “Registrant”)
    File Nos. 333-221045; 811-23305

Dear Ms. Marquigny:

This letter responds to the comments you provided on May 6, 2024, relating to Post-Effective Amendment No. 87 to the Registrant’s Registration Statement filed on March 22, 2024, for the principal purpose of adding two new series, American Century California Municipal Bond ETF (CATF) and Avantis U.S. Small Cap Equity Fund (AVSCX) (each a “Fund” and collectively the “Funds”). For your convenience, we restate your comments prior to our responses.

American Century California Municipal Bond ETF

1.Comment: The ticker symbol on the cover page of the prospectus does not appear to be reflected on EDGAR. Please update EDGAR series and class information with the ticker symbol. This comment also applies to the AVSCX prospectus.

Response: We confirm that this information will be updated prior to the effective date.

2.Comment: Please explain how the Fund determined that “Other Expenses” for the first year would be zero and determined this estimate to be reasonable.

Response: Other expenses are estimated based on the fees incurred by similar investment products and strategies in our family of funds. The Fund utilizes a unified fee structure whereby the adviser pays all expenses of managing and operating the Fund, other than the management fee payable to the adviser, brokerage and other transaction fees and expenses relating to the acquisition and disposition of portfolio securities, acquired fund fees and expenses, interest, taxes, the fees and expenses of the independent trustees (including counsel fees), litigation expenses, extraordinary expenses, and expenses incurred in connection with a Rule 12b-1 plan, if any. The unified fee structure reduces the Fund’s exposure to Other Expenses.

3.Comment: If correct, please supplementally confirm that the Fund’s 80% calculations will not include securities of issuers located outside California, even if the interest that they pay is exempt from both California and federal income tax. Otherwise, explicitly disclose that the Fund may invest in tax exempt securities located outside of California.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Ms. Rebecca Marquigny
June 10, 2024

Response: We confirm that the 80% calculation will not include securities of issuers located outside California.

4.Comment: Please explain the concept of duration and provide a brief example illustrating its relevance to the Fund. Also disclose whether the Fund has any parameters with respect to the maturity of its debt securities or asset capitalization requirements for issuers.

Response: The Item 9 strategy section currently contains the following disclosure, which we believe sufficiently explains the concept of duration and its relevance to the Fund: “Duration is an indication of the relative sensitivity of a security’s market value to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates. Duration is different from maturity in that it attempts to measure the interest rate sensitivity of a security, as opposed to its expected final maturity.”

The Fund does not have particular parameters with respect to the maturity of its debt securities or asset capitalization requirements for issuers. We have added the following disclosure to the strategy section to clarify: “The fund may purchase debt securities of any maturity or duration and may purchase securities of issuers in any capitalization range.”

5.Comment: It is not clear how portfolio managers’ forecast of interest rates is determined, or the basis for their “view on the direction of future interest-rate movements and the potential for a credit upgrade.” Please disclose the nature of the information the advisor relies upon to inform these views (e.g., resources and metrics).

Response: We have deleted the paragraph containing the reference to portfolio managers’ “view on the direction of future interest-rate movements and the potential for a credit upgrade.” This paragraph discussed the Fund’s strategies for realizing capital appreciation. After further consideration, we have determined that while the Fund may use these techniques to some extent, they will not be part of the Fund’s principal strategy.

6.Comment: Please explain what “maturities and coupon rates that position the fund for potential capital appreciation” means in more concrete terms. If portfolio managers believe interest rates are rising, do they favor longer or shorter maturities, higher or lower coupon rates? Revise for clarity.

Response: As noted in the response to Comment 5 above, we have deleted the paragraph containing this language.

7.Comment: The prospectus states: “When determining whether to buy or sell a security, portfolio managers consider, among other things, current and anticipated changes in interest rates, the credit quality of a particular issuer, comparable alternatives, general market conditions and any other factor deemed relevant by the portfolio manager.” This does not help investors understand the portfolio managers’ selection process. Please revise it to identify the relevant “comparable alternatives” and “general market conditions” and explain how they impact selection. The disclosure should support an informed investment decision about the Fund.

Response: We have revised this sentence to read as follows: “When determining whether to sell a security, the portfolio manager considers, among other things, current and anticipated changes in interest rates, the credit quality of a particular issuer, other permitted investments with similar

Ms. Rebecca Marquigny
June 10, 2024

characteristics, general market conditions (including liquidity for such securities), and any other factor deemed relevant by the portfolio manager.”

8.Comment: What does the advisor review/consider when evaluating the credit quality of a particular issuer? Supplement your current principal strategy disclosure to answer this question.

Response: We have added the following sentence to the principal strategy disclosure: “In evaluating the credit quality of issuers, the portfolio managers consider data from a variety of sources, including issuers’ offering documents, financial statements, and other available regulatory and financial information.”

9.Comment: Please consider whether uncertainties related to inflation, the current federal debt limit, and any related economic or federal policy responses present unique investment related risks that also should be disclosed “Interest Rate Risk” as well.

Response: We believe that the “Interest Rate Risk” adequately addresses these types of uncertainties by disclosing the potential effects or rising or falling interest rates, as well as the effects on the Fund of a period of rising interest rates.

10.Comment: The “Principal Risks” section includes a “Cash Transactions Risk,” but there is no direct mention of a cash strategy. In the strategy section, clearly state whether the fund is operating as an in-kind ETF or not, and then disclose the implications on things such as fees. Supplementally, confirm that estimates of the cash transaction expenses are included in your fee.

Response: Use of cash is not a principal strategy of the Fund, so we do not believe any additional disclosure in the strategy section is appropriate. The “Creations and Redemptions” section of the prospectus (which we believe is the appropriate location for such disclosure) contains the following statement: “With respect to the fund, redemptions are generally on an in-kind basis, but the fund reserves the right to meet redemptions in cash.” Additionally, the “Cash Transactions Risk” currently discloses the risks relevant to cash transactions (i.e., that the Fund may incur brokerage fees and capital gains taxes). We therefore believe that the current disclosure is sufficient and respectfully decline to make a change.

We confirm that estimates of cash transaction expenses are included in the fee estimates.

11.Comment: The “Cash Transactions Risk” includes the following sentence: “As such, investments in fund shares may be less tax-efficient than an investment in an ETF that distributes portfolio securities entirely in-kind.” The Fund is intended to be a tax-efficient vehicle and advertises itself as such. Please clarify how this sentence is consistent with that concept.

Response: We believe these concepts are consistent. The Fund is intended to be a tax-efficient vehicle, both in terms of investment strategy and in terms of the method of creation and redemption of creation units. However, while the Fund generally intends to meet redemptions on an in-kind basis, it reserves the right to transact in cash; accordingly, the risk of incurring capital gains tax is still relevant, even if the Fund generally seeks to operate in a tax-efficient manner.

12.Comment: In the final paragraph of your strategy section, please add language supporting the “Market Trading Risk” reference to losses from trading in secondary markets.

Ms. Rebecca Marquigny
June 10, 2024

Response: The reference to losses from trading in secondary markets refers to losses Fund investors may incur from trading the Fund’s shares in the secondary market, not the losses related to the Fund’s portfolio trading activity. We have revised the risk disclosure to clarify that the language is referring to “losses investors may face from trading fund shares in secondary markets.”

13.Comment: Although the Fund’s primary performance benchmark index is not referenced in Item 4 yet, the SAI indicates you intend to rely on the “S&P California AMT-Free Municipal Bond Index” as the Fund’s appropriate broad-based securities market index. We believe the national municipal securities market may be understood as a standalone overall market and do not object to the selected index as a secondary index; however, the primary benchmark expected was a national municipal securities market index rather than the single-state index referenced in the SAI. In your correspondence, please explain how the proposed single-state municipal bond index is consistent with the Staff’s Tailored Shareholder Reports FAQ provided on the SEC website. Alternatively, identify a national municipal bond index that will serve as the Fund’s primary benchmark, and offer the proposed benchmark as the secondary benchmark going forward.

Response: The S&P California AMT-Free Municipal Bond Index is not intended to serve as the Fund’s appropriate broad-based securities market index for purposes of reporting performance in the prospectus and shareholder reports. Rather, it is identified in the “Compensation” section of the SAI because it is the benchmark relative to which the Fund’s performance will be compared for purposes of determining portfolio managers’ bonuses. The Fund’s prospectus and shareholder reports will include a national municipal securities market index as the Fund’s primary benchmark (currently expected to be the S&P National AMT-Free Municipal Bond Index).

14.Comment: Please apply all Item 4 comments to Item 9 and make all corresponding revisions. Also consider adding the word “Principal” to the main heading on page 5.

Response: We have made revisions to our Item 9 disclosure conforming to the changes to our Item 4 disclosure. We respectfully decline to add the word “Principal” to the heading.

15.Comment: Please provide practical examples illustrating when bond “maturities and coupon rates . . . position the fund for potential capital appreciation.”

Response: As noted in the response to Comment 5 above, we have deleted the paragraph containing this language.

16.Comment: Where you disclose that “the fund may take temporary defensive positions,” please describe the type of investments to which this refers (e.g., significant percentage of assets invested in cash and money market instruments).

Response: The particular types of investments are disclosed in the SAI, which we believe is consistent with the requirements of Form N-1A. Instruction 6 to Item 9(b)(1) states only that the prospectus should disclose, if applicable, that the Fund may take temporary defensive positions, and should disclose the effect of taking such positions (e.g., that Fund may not achieve its investment objective). Item 16(d) provides that the particular types of investments should be disclosed separately in the SAI.

17.Comment: In the “California Economic Risk,” consider providing examples of events to which California’s economy is particularly sensitive.

Ms. Rebecca Marquigny
June 10, 2024

Response: We note that the “About the Risks Affecting California Municipal Securities” section of the Statement of Additional Information includes specific disclosure about these types of risks, including those related to the state’s governance, public obligations, and climate change. The “California Economic Risk” in the prospectus directs shareholders to this disclosure in the SAI, so we believe that the current language is adequate to inform shareholders of the types of events to which California’s economy is particularly sensitive.

18.Comment: In the Item 9 risk section, add disclosure clarifying where “Municipal Securities Risk” and “California Economic Risk” overlap and how they can be distinguished from one another.

Response: We have added the following disclosure to the “California Economic Risk” to clarify: “These risks are in addition to the general risks affecting municipal securities more broadly.”

19.Comment: In the fourth sentence of the “Liquidity Risk,” please delete the phrase “as well as new and proposed laws.”

Response: We made the requested change.

20.Comment: The “Fundamental Investment Policies” section states that Fund policies may be changed “subject to applicable notice provisions.” Page 5 states that the Fund must give investors 60 days’ written notice prior to any change in the 80% policy. While this 60 day notice period is also mentioned in the SAI investment policies discussion, we could find no comparable disclosure stating the period of notice that applies to fundamental investment policy changes that do not require a shareholder vote. Please disclose the relevant notice period for such changes or supplementally explain why there is no such period provided.

Response: No fundamental investment policy may be changed without a shareholder vote. The 60 day notice period for changes to the Fund’s 80% policy is currently the only nonfundamental policy subject to a specific notice period.

21.Comment: In the “Creations and Redemptions” section, you state: “The portfolio of securities required for purchase of a Creation Unit is generally the same as the portfolio of securities the fund will deliver upon redemption of fund shares, except under certain circumstances.” What circumstances are contemplated? Please clarify.

Response: The availability of and ability to source the portfolio securities is the primary reason for potential differences associated with baskets for purchases and redemptions. We have revised the sentence to read as follows: “The portfolio of securities required for purchase of a Creation Unit is generally the same as the portfolio of securities the fund will deliver upon redemption of fund shares, except under certain circumstances (such as when particular portfolio securities are unavailable or difficult to obtain).”

22.Comment: Please confirm that the “americancenturyetfs.com” URL will be functional when the prospectus is effective and filed electronically.

Response: We have confirmed that the URL is functional.

Ms. Rebecca Marquigny
June 10, 2024

23.Comment: The “Temporary Defensive Measures” section of the SAI refers to “other high quality short-term investments.” Please clarify what this means.

Response: We have revised the disclosure. It now refers to “other high quality short-term investments (such as commercial paper and short-term notes, bonds, or other debt instruments).”

Avantis U.S. Small Cap Equity Fund

24.Comment: In correspondence, please explain how expenses were estimated and how this estimate is deemed reasonable.

Response: The Fund’s expenses are estimated based on the fees incurred by similar investment products and strategies in our family of funds. The Fund utilizes a unified fee structure whereby the adviser pays all expenses of managing and operating the Fund, other than the management fee payable to the adviser, brokerage and other transaction fees and expenses relating to the acquisition and disposition of portfolio securities, acquired fund fees and expenses, interest, taxes, the fees and expenses of the independent trustees (including counsel fees), litigation expenses, extraordinary expenses, and expenses incurred in connection with a Rule 12b-1 plan, if any. The unified fee structure reduces the Fund’s exposure to Other Expenses.

25.Comment: The “Annual Fund Operating Expenses” table contains a footnote discussing the advisor’s agreement to waive the G Class’s management fee. If correct, disclose that the agreement is contractual and in your response letter, explain the nature of the agreement to us in greater detail.

Response: We believe the current disclosure satisfies the requirements of Form N-1A, which instructs registrants to “disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances.” As stated in the prospectus, the advisor intends to continue waiving the fee for the G Class indefinitely and cannot unilaterally change the waiver without approval from the Board of Trustees. The G Class waiver is used by a number of funds advised by American Century Investment Management, Inc. (the “Advisor”) and was vetted with the Staff prior to its implementation in 2017. The Staff issued a no action letter December 20, 2016. The letter contemplates the Advisor creating a new class of shares (G Class) and contractually agreeing to waive the entire unitary fee of that class.1 G Class shares are available only to funds advised by the Advisor and certain of its other advisory clients. They pay a contractual fee directly to the Advisor for investment advisory services, rather than paying indirectly through an investment in an underlying fund.

26.Comment: The second strategy paragraph describes selection characteristics using terms like “higher,” “lower,” “less attractive,” etc. without relevant context. For example, you state that the portfolio managers may consider “the past performance of the security relative to other securities,” but you do not say what kind of other securities are appropriate for such a comparison. Please identify the basis for any relative terms you use.

Response: The relevant point of comparison is the universe of other U.S. small cap companies. We have revised the strategy description to clarify.

1    American Century Investment Management, SEC No-Action Letter, 2016 WL 7404628 (December 20, 2016).

Ms. Rebecca Marquigny
June 10, 2024

27.Comment: The strategy description is short on plain English and long on financial jargon. We remind you that the instructions to Form N-1A state: “The prospectus disclosure requirements in Form N-1A are intended to elicit information for an average or typical investor who may not be sophisticated in legal or financial matters.” Please revise accordingly.

Response: The strategy description is based on the language included in the prospectus for Avantis U.S. Small Cap Equity ETF (AVSC), which has the same investment strategy as AVSCX. Many of the specific financial terms and metrics discussed in the strategy description were added to the AVSC prospectus in response to Staff comments requesting such detail; accordingly, we respectfully decline to make this change.

28.Comment: You state that “[t]he portfolio managers review the criteria for inclusion in the portfolio on a regular basis to maintain a focus on the desired broad set of small capitalization companies,” but you do not explain what this means. Be direct; tell investors how often the portfolio managers review their selection criteria (e.g., daily, weekly, monthly, annually, etc.). Also, tell them how frequently individual holdings are evaluated to avoid passive capitalization drift.

Response: Under normal circumstances, selection criteria and capitalization of individual holdings are reviewed on a daily basis. However, review may occur more or less frequently based on the portfolio managers’ judgment. We do not believe disclosure of a specific review frequency is required by Form N-1A and we respectfully decline to make this change.

29.Comment: You state that the fund “will invest at least 80% of its assets in equity securities of small capitalization companies located in the United States.” For clarity, please consider inserting “and economically tied to” before “the United States.”

Response: We made the requested change.

30.Comment: The strategy summary defines “small capitalization companies” in terms of three reference points: (i) companies smaller than the largest 1000 U.S. companies; (ii) companies representing the bottom 10% of the market capitalization of all U.S. listed companies; and (iii) companies in the Russell 2000 Index. However, the value provided is outdated and not sufficiently informative. Please provide the current value of the largest company that could be considered a small capitalization company for purposes of the 80% test as of a date within a few weeks of the filing’s effective date, and indicate which reference point you applied.

Response: While this information is not yet available as of the date of this letter, we will include the market capitalization of the largest company as of May 31, 2024 in the revised filing prior to the effective date (and we will indicate which reference point was applied). As of April 30, 2024, the largest company had a market capitalization of approximately $50.28 billion (the largest company in the Russell 2000 Index).

31.Comment: The final strategy sentence states: “The fund may also engage in securities lending and invest its collateral in eligible securities, such as a government money market fund.” This securities lending strategy is not discussed in sufficient detail here or in Item 9. Please supplement the disclosure, and in your response letter, confirm that securities lending is a principal strategy upon which the Fund relies to achieve its investment objectives.

Ms. Rebecca Marquigny
June 10, 2024

Response: While the Fund may engage in securities lending, securities lending will not be a principal strategy of the Fund. We have removed references to securities lending from the principal strategy and principal risk sections of the prospectus.

32.Comment: On page 3, you state that the Fund may “invest its collateral in eligible securities, such as a government money market fund.” The parallel Item 9 description also only mentions a government money market fund. Can the fund invest the collateral in anything other than government money market funds? If not, please make this clear.

Response: As noted above, we have deleted the references to securities lending in the prospectus.

33.Comment: You include a “Redemption Risk,” but the Fund does not appear to have any greater redemption risk than any other open-end fund, so it is unclear why it is identified as a principal risk. If this is holdover language from the ETF version of the Fund, consider deleting it. Otherwise, add strategy support that explains why this Fund is more susceptible to redemption risks than other open-end funds.

Response: The language is not a holdover from the ETF with the corresponding strategy. As further described in the response to Comment 25 above, the G Class of the Fund may be used as an investment option for other funds advised by the Advisor. If the Fund is used as an underlying investment in the Advisor’s fund of funds products, it may be subject to greater redemption risk. Because the risk is not a result of the Fund’s strategy (defined in Form N-1A as “any policy, practice, or technique used by the Fund to achieve its investment objectives”), we do not believe adding disclosure to the strategy section would be appropriate. The fact that the Fund’s G Class shares may be used by the Advisor’s other funds is disclosed in the “Purchase and Sale of Fund Shares” and “Eligibility and Minimum Initial Investment Amounts for G Class” sections of the prospectus, which we believe are the appropriate sections for such disclosure.

34.Comment: Please apply all Item 4 comments to Item 9 and make all corresponding revisions. Also consider adding the word “Principal” to the main heading on page 5.

Response: We have made revisions to our Item 9 disclosure conforming to the changes to our Item 4 disclosure. We respectfully decline to add the word “Principal” to the heading.

35.Comment: The Item 9 strategy section includes the following sentence: “Equity securities in which the fund may invest include common stock, preferred stock, and equity-equivalent securities, such as convertible securities.” We note that this list of instruments does not align fully with the instruments indicated in Item 4. Instruments that are principal to the fund's strategy should be identified consistently in both places. Instruments that are not principal to the fund's strategy may be disclosed in the SAI. Please revise accordingly.

Response: The instruments identified are not principal to the Fund’s strategy; they are listed in the Item 9 strategy section because they are included in the Fund’s definition of “equity securities” for purposes of its 80% test. We have revised the disclosure to clarify.

36.Comment: In the “Fundamental Investment Policies” section on page 27 of the SAI, please add the phrase “or group of industries” before the parenthetical at the end of the Fund’s “Concentration” policy.

Ms. Rebecca Marquigny
June 10, 2024

Response: We respectfully decline to make this change. We note that the list of fundamental investment policies in the SAI applies to multiple funds, not just AVSCX, and making a change to the “Concentration” policy would require approval from the other funds’ shareholders.

If you have any questions regarding the above responses, please contact the undersigned at evan_johnson@americancentury.com or (816) 340-3267.

Sincerely,

/s/ Evan C. Johnson
Evan C. Johnson
Assistant Secretary